UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                         UNISOURCE ENERGY CORPORATION
                         ----------------------------
                               (Name of Issuer)


                    Common Stock, $0.00 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                   909205106
                                   ---------
                                (CUSIP Number)


                               December 31, 2006
                               -----------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                               |_| Rule 13d-1(b)

                               |X| Rule 13d-1(c)

                               |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 13 Pages

                                 SCHEDULE 13G

CUSIP No.: 909205106                                        Page 2 of 13 Pages

...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB CAPITAL PARTNERS, L.P.
...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |X|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       Delaware
...............................................................................
               5.    Sole Voting Power              - 0 -
Number of      ...............................................................
Shares         6.    Shared Voting Power            - 0 -
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power         - 0 -
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power       - 0 -
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       - 0 -
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       0%
...............................................................................
12.    Type of Reporting Person:

       PN

                                 SCHEDULE 13G

CUSIP No.: 909205106                                        Page 3 of 13 Pages

...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB CAPITAL PARTNERS II, L.P.
...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |X|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       Delaware
...............................................................................
               5.    Sole Voting Power              - 0 -
Number of      ...............................................................
Shares         6.    Shared Voting Power            - 0 -
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power         - 0 -
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power       - 0 -
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       - 0 -
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       0%
...............................................................................
12.    Type of Reporting Person:

       PN

                                 SCHEDULE 13G

CUSIP No.: 909205106                                        Page 4 of 13 Pages

...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB OVERSEAS MASTER FUND, L.P.
...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |X|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       Cayman Islands
...............................................................................
               5.    Sole Voting Power              - 0 -
Number of      ...............................................................
Shares         6.    Shared Voting Power            - 0 -
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power         - 0 -
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power       - 0 -
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       - 0 -
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       0%
...............................................................................
12.    Type of Reporting Person:

       PN

                                 SCHEDULE 13G

CUSIP No.: 909205106                                        Page 5 of 13 Pages

...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB CAPITAL ADVISORS, L.L.C.
...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |X|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       Delaware
...............................................................................
               5.    Sole Voting Power              - 0 -
Number of      ...............................................................
Shares         6.    Shared Voting Power            - 0 -
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power         - 0 -
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power       - 0 -
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       - 0 -
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       0%
...............................................................................
12.    Type of Reporting Person:

       OO

                                 SCHEDULE 13G

CUSIP No.: 909205106                                        Page 6 of 13 Pages

...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB CAPITAL MANAGEMENT, L.P.
...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |X|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       Delaware
...............................................................................
               5.    Sole Voting Power              - 0 -
Number of      ...............................................................
Shares         6.    Shared Voting Power            - 0 -
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power         - 0 -
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power       - 0 -
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       - 0 -
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       0%
...............................................................................
12.    Type of Reporting Person:

       PN

                                 SCHEDULE 13G

CUSIP No.: 909205106                                        Page 7 of 13 Pages

...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB CAPITAL MANAGEMENT, L.L.C.
...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |X|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       Delaware
...............................................................................
               5.    Sole Voting Power              - 0 -
Number of      ...............................................................
Shares         6.    Shared Voting Power            - 0 -
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power         - 0 -
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power       - 0 -
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       - 0 -
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       0%
...............................................................................
12.    Type of Reporting Person:

       OO

                                 SCHEDULE 13G

CUSIP No.: 909205106                                        Page 8 of 13 Pages

...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SCOTT A. BOMMER
...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |X|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       United States of America
...............................................................................
               5.    Sole Voting Power              - 0 -
Number of      ...............................................................
Shares         6.    Shared Voting Power            - 0 -
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power         - 0 -
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power       - 0 -
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       - 0 -
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       0%
...............................................................................
12.    Type of Reporting Person:

       IN

                                                            Page 9 of 13 Pages


Item 1(a).     Name of Issuer:

               Unisource Energy Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               One South Church Avenue, Suite 100, Tucson, AZ 85701.

Item 2(a).     Name of Person Filing:

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   SAB Capital Partners, L.P. ("SAB");

               ii) SAB Capital Partners II, L.P. ("SAB II", and together with SAB, the "Domestic Partnerships");

               iii) SAB Overseas Master Fund, L.P. (the "Master Fund");

               iv)  SAB Capital Advisors, L.L.C. (the "General Partner");

               v)   SAB Capital Management, L.P. (the "Investment Manager");

               vi)  SAB Capital Management, L.L.C. (the "IMGP"); and

               vii) Scott A. Bommer ("Mr. Bommer").

               This Statement relates to Shares (as defined herein) held for the accounts of each of SAB, SAB II, and the Master Fund. The General Partner serves as the general partner of each of the Domestic Partnerships and the Master Fund. The Investment Manager serves as the investment manager of each of the Domestic Partnerships and the Master Fund. The IMGP serves as the general partner of the Investment Manager. Mr. Bommer serves as the managing member of each of the General Partner and IMGP.

               Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of the Reporting Persons is 712 Fifth Avenue, 42nd Floor, New York, N.Y. 10019.

Item 2(c).     Citizenship:

               i)   SAB is a Delaware limited partnership;

               ii)  SAB II is a Delaware limited partnership;

                                                             Page 10 of 13 Pages

               iii) The  Master  Fund  is  a  Cayman  Islands  exempted  limited partnership;

               iv)  The General Partner is a Delaware limited liability company;

               v)   The Investment Manager is a Delaware limited partnership;

               vi)  The IMGP is a Delaware limited liability company; and

               v)   Mr. Bommer is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, $0.00 par value per share (the "Shares")

Item 2(e).     CUSIP Number:

               909205106

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a).     Amount Beneficially Owned:

               None of the Reporting Persons may be deemed to beneficially own any Shares.

Item 4(b).     Percent of Class:

               The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner of constitutes 0% of the total number of Shares outstanding.

Item 4(c).     Number of Shares of which such person has:

SAB:
----

(i)   Sole power to vote or direct the vote:                                   0

(ii)  Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:                      0

(iv)  Shared power to dispose or direct the disposition of:                    0

SAB II:
-------

(i)   Sole power to vote or direct the vote:                                   0

(ii)  Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:                      0

(iv)  Shared power to dispose or direct the disposition of:                    0

                                                             Page 11 of 13 Pages

The Master Fund:
----------------

(i)   Sole power to vote or direct the vote:                                   0

(ii)  Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:                     0

The General Partner, Investment Manager, IMGP and Mr. Bommer:
-------------------------------------------------------------

(i)   Sole power to vote or direct the vote:                                   0

(ii)  Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:                     0


Item 5.        Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.


Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on By the Parent  Holding
               Company:

               This Item 7 is not applicable

Item 8.        Identification  and  Classification  of Members of the Group:

               See disclosure in Item 2 hereof.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 12 of 13 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007
                                     /s/ Michael Casey
                                     -------------------------------------------
                                     Michael Casey,  attorney-in-fact  for Scott
                                     A. Bommer, individually and (a) as managing
                                     member of SAB Capital Advisors, L.L.C., for
                                     itself  and as the  general  partner of (i)
                                     SAB  Capital  Partners,  L.P.  and (ii) SAB
                                     Capital  Partners II,  L.P.;  and (iii) SAB
                                     Overseas  Master  Fund,  L.P.;  and  (b) as
                                     managing member of SAB Capital  Management,
                                     L.L.C.,  for  itself  and  as  the  general
                                     partner of SAB Capital Management, L.P.

                                                             Page 13 of 13 Pages

                                   EXHIBIT 1

                               POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENT, that I, Scott A. Bommer, hereby make, constitute and appoint each of Michael Casey, Brian Jackelow and Alessandro De Giorgis, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as managing member of or in other capacities with SAB Capital Advisors, L.L.C., a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or SAB Capital Advisors, L.L.C., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and
(2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

      All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

      This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

      IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 9th day of August 2006.



                                    /s/ Scott A. Bommer
                                    ----------------------------
                                    Scott A. Bommer